Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

LAKE SHORE GOLD REPORTS RECORD QUARTERLY PRODUCTION

•	Record gold production of 53,000 ounces in Q1/15, 19% increase from Q1/14

•	Average grade in Q1/15 of 5.7 grams per tonne versus 5.1 grams per tonne in Q1/14

•	Senior secured debt repayments of $4.3 million in Q1/15, @ $3.0 million remaining (to be repaid by end of May)

•	Cash and bullion of $77.0 million at March 31, 2015

•	29% increase in ore reserves announced on March 12, 2015

•	Continued exploration success at 144 Gap Zone, 7th surface drill added in Q1/15.

TORONTO, ONTARIO -- (Marketwired – April 7, 2015) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced record quarterly production in the first quarter of 2015 (“Q1/15”). A total of 53,000 ounces of gold was produced, a 19% increase from the 44,600 ounces produced in the first quarter of 2014 (“Q1/14”).  Mill throughput during Q1/15 totaled 299,900 tonnes at an average grade of 5.7 grams per tonne with average mill recoveries of 96.7%. Gold poured in Q1/15 totaled 52,000 ounces, while gold sales were 52,600 ounces at an average price of US$1,219 ($1,504) per ounce.

In addition to record production, other key highlights in Q1/15 include: a $15.5 million increase in cash and bullion,(1) to $77.0 million; $4.3 million of debt repayments, with two monthly payments remaining on the Company’s senior secured debt; a 29% increase in ore reserves; and, the release of encouraging exploration results from the 144 Gap Zone, including tripling the zone’s strike length and identifying a high-grade core.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We had a very successful first quarter highlighted by strong production results, considerable growth in our cash position and further debt reduction. We also announced a significant increase in reserves and continued to advance the 144 Gap Zone. Our average grade for the quarter was the highest since we declared commercial production and reflected a combination of mine sequencing and improvements in grade control.

“Looking ahead, we are maintaining our current guidance for 2015 while we assess the outlook for the remainder of the year. Our 2015 guidance includes production of 170,000 to 180,000 ounces of gold, cash operating costs(2) of US$650 to US$700 per ounce sold, all-in sustaining costs(3) of US$950 to US$1,000 per ounce sold and total production costs of approximately $125.0 million. We will be releasing our preliminary cost estimates for Q1/15 over the next week and expect our average cash operating costs and all-in sustaining costs for the quarter to be better than our full-year targets.”

	Three Months Ended
	Mar. 31, 2015	Dec. 31, 2014	Mar. 31, 2014
Tonnes milled	299,900	331,500	283,800
Recovery (%)	96.7	96.7	96.6
Grade (grams/tonne)	5.7	4.2	5.1
Gold ounces
Produced	53,000	43,200	44,600
Poured	52,000	42,400	45,700
Sold	52,600	41,200	43,000
Gold price (US$/ounce)	1,219	1,200	1,294
Gold price ($/ounce)	1,504	1,360	1,430

Qualified Person

Scientific and technical information contained in this press release related to mine engineering and production has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)	Bullion relates to gold poured in doré which has not yet been included in revenues and for which cash has not yet been received (valued at market prices).

(2)
Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the most recent reporting period, the three and twelve months ended December 31, 2014 and 2013, is set out on page 23 of the Company’s fourth quarter and full-year 2014 MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(3)
All-in sustaining cost is a non-GAAP measure. This measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, reclamation cost accretion not related to current operations, interest and other financing costs and taxes.  The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to total production costs for the most recent reporting period, the three and twelve months ended December 31, 2014 and 2013 is set out on page 24 of the Company’s fourth quarter and full-year 2014 MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Website: www.lsgold.com